EXHIBIT 99.3

AGRIUM INC.

2016

AUDITED ANNUAL FINANCIAL

STATEMENTS AND NOTES

Financial Statements and Notes

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Financial Reporting Responsibilities

Party	Responsibility for financial reporting
Board of Directors	Reviews and approves the annual consolidated financial statements and notes and related Management’s Discussion and Analysis contained in this Annual Report. The Board appoints the Audit Committee to carry out this responsibility on its behalf.

Audit Committee	Oversees Agrium’s accounting and financial reporting processes and audits of its financial statements.

Recommends approval of the annual consolidated financial statements to the Board.

Considers, for review by the Board and approval by the shareholders, appointment of the independent auditors; reviews and approves the terms of the auditors’ engagement as well as the fee, scope and timing of their services; evaluates the auditors’ performance.

Management	Prepares (a) financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and (b) the information in the accompanying Management’s Discussion and Analysis, and ensures that it is consistent with the consolidated financial statements.

As disclosed in note 24 to the annual financial statements:

Makes reasonable estimates and judgments as an essential part of the preparation of financial statements; and

● Considers alternative accounting methods and chooses those it considers most appropriate in the circumstances.

● Establishes and maintains adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Independent Auditors	On behalf of the shareholders, KPMG LLP, an independent registered public accounting firm, as stated in their reports, which are included in this 2016 Annual Report:

● Audits the annual consolidated financial statements as at and for the years ended December 31, 2016 and 2015, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States); and

● Audits the effectiveness of internal control over financial reporting as of December 31, 2016 in accordance with the standards of the Public Company Accounting Oversight Board (United States) based on the criteria described below.

The Audit Committee is comprised entirely of independent directors. The auditors have full and unrestricted access to the Audit Committee and may meet with or without the presence of management.

Management’s Report on Internal Control Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under our supervision and with the participation of management, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2016, Agrium Inc. did maintain effective internal control over financial reporting.

Chuck Magro	Steve Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

February 22, 2017

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Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited Agrium Inc.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Agrium Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agrium Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agrium Inc. as at December 31, 2016 and December 31, 2015, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and our report dated February 22, 2017 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants

February 22, 2017

Calgary, Canada

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Independent Auditors’ Report of Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AGRIUM INC.

We have audited the accompanying consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Agrium Inc. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agrium Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of Agrium Inc.’s internal control over financial reporting.

Chartered Professional Accountants

February 22, 2017

Calgary, Canada

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Consolidated Statements of Operations

Years ended December 31,
(millions of U.S. dollars, unless otherwise stated)	Notes	2016	2015
Sales		13,665	14,795
Cost of product sold	5	10,270	10,907

Gross profit		3,395	3,888
Expenses
Selling	5	1,914	1,921
General and administrative	5	242	268
Share-based payments	5, 9	55	51
(Earnings) loss from associates and joint ventures	15	(66)	4
Other expenses	5	152	28

Earnings before finance costs and income taxes		1,098	1,616
Finance costs related to long-term debt	6	204	181
Other finance costs	6	74	71

Earnings before income taxes		820	1,364
Income taxes	7	224	376

Net earnings		596	988

Attributable to
Equity holders of Agrium		592	988
Non-controlling interest		4	—

Net earnings		596	988

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share		4.29	6.98
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	142

See accompanying notes.

Basis of Preparation and Statement of Compliance

We prepared these financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors of Agrium (the “Board”) approved these consolidated financial statements for issuance on February 22, 2017.

The presentation currency of these financial statements is the U.S. dollar. We prepared the financial statements using the historical cost basis, with the exception of items that IFRS requires us to measure at fair value. Our significant accounting policies, judgments, assumptions and estimates are described in note 24.

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Consolidated Statements of Comprehensive Income

Years ended December 31,
(millions of U.S. dollars)	Notes	2016	2015
Net earnings		596	988
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges	4
Effective portion of changes in fair value		7	(45)
Deferred income taxes		(1)	12
Share of comprehensive loss of associates and joint ventures	15	(34)	(6)
Foreign currency translation
Gains (losses)		59	(617)
Reclassifications to earnings		—	8

		31	(648)

Items that will never be reclassified to earnings
Post-employment benefits	8
Actuarial (losses) gains		(10)	14
Deferred income taxes		3	(4)

		(7)	10

Other comprehensive income (loss)		24	(638)

Comprehensive income		620	350

Attributable to
Equity holders of Agrium		616	350
Non-controlling interest		4	—

Comprehensive income		620	350

See accompanying notes.

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Consolidated Balance Sheets

	December 31,
(millions of U.S. dollars)	Notes	2016	2015
Assets
Current assets
Cash and cash equivalents	10	412	515
Accounts receivable	11	2,208	2,053
Income taxes receivable		33	4
Inventories	12	3,230	3,314
Prepaid expenses and deposits		855	688
Other current assets	16	123	144

		6,861	6,718
Property, plant and equipment	13	6,818	6,333
Intangibles	14	566	632
Goodwill	14	2,095	1,980
Investments in associates and joint ventures	15	541	607
Other assets	16	48	54
Deferred income tax assets	7	34	53

		16,963	16,377

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	17	604	835
Accounts payable	18	4,662	3,919
Income taxes payable		17	82
Current portion of long-term debt	17	110	8
Current portion of other provisions	19	59	85

		5,452	4,929
Long-term debt	17	4,398	4,513
Post-employment benefits	8	141	124
Other provisions	19	322	336
Other liabilities	20	68	85
Deferred income tax liabilities	7	408	383

		10,789	10,370

Shareholders’ equity
Share capital		1,766	1,757
Retained earnings		5,634	5,533
Accumulated other comprehensive loss		(1,231)	(1,287)

Equity holders of Agrium		6,169	6,003
Non-controlling interest		5	4

Total equity		6,174	6,007

		16,963	16,377

See accompanying notes.

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Consolidated Statements of Cash Flows

Years ended December 31,
(millions of U.S. dollars)	Notes	2016	2015
Operating
Net earnings		596	988
Adjustments for
Depreciation and amortization		532	480
(Earnings) loss from associates and joint ventures		(66)	4
Share-based payments		55	51
Unrealized loss (gain) on derivative financial instruments		36	(21)
Unrealized foreign exchange gain		(19)	(35)
Interest income		(66)	(68)
Finance costs		278	252
Income taxes		224	376
Other		23	(20)
Interest received		66	70
Interest paid		(272)	(212)
Income taxes paid		(291)	(111)
Dividends from associates and joint ventures		116	2
Net changes in non-cash working capital	10	455	(93)

Cash provided by operating activities		1,667	1,663

Investing
Business acquisitions, net of cash acquired	21	(342)	(127)
Capital expenditures		(724)	(1,188)
Capitalized borrowing costs		(24)	(45)
Purchase of investments		(77)	(128)
Proceeds from sale of investments		97	83
Proceeds from sale of property, plant and equipment		16	104
Other		33	(4)
Net changes in non-cash working capital		5	(198)

Cash used in investing activities		(1,016)	(1,503)

Financing
Short-term debt		(188)	(514)
Long-term debt issued		—	1,000
Transaction costs on long-term debt		—	(14)
Repayment of long-term debt		(17)	(19)
Dividends paid		(482)	(468)
Shares issued		—	1
Shares repurchased		—	(559)

Cash used in financing activities		(687)	(573)

Effect of exchange rate changes on cash and cash equivalents		(67)	80

Decrease in cash and cash equivalents		(103)	(333)
Cash and cash equivalents – beginning of year		515	848

Cash and cash equivalents – end of year	10	412	515

See accompanying notes.

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Consolidated Statements of Shareholders’ Equity

				Other comprehensive income (loss)
(millions of U.S. dollars, except share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2014	144	1,821	5,502	(27)	(11)	(605)	(643)	6,680	7	6,687

Net earnings	—	—	988	—	—	—	—	988	—	988
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	10	—	—	—	—	10	—	10
Other	—	—	—	(33)	(6)	(609)	(648)	(648)	—	(648)

Comprehensive income (loss), net of tax	—	—	998	(33)	(6)	(609)	(648)	350	—	350
Dividends ($3.405 per share)	—	—	(478)	—	—	—	—	(478)	—	(478)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(3)	(3)
Shares repurchased	(6)	(70)	(489)	—	—	—	—	(559)	—	(559)
Share-based payment transactions	—	6	—	—	—	—	—	6	—	6
Reclassification of cash flow hedges, net of tax	—	—	—	4	—	—	4	4	—	4

December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	592	—	—	—	—	592	4	596
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(7)	—	—	—	—	(7)	—	(7)
Other	—	—	—	6	(34)	59	31	31	—	31

Comprehensive income (loss), net of tax	—	—	585	6	(34)	59	31	616	4	620
Dividends ($3.50 per share)	—	—	(484)	—	—	—	—	(484)	—	(484)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(3)	(3)
Share-based payment transactions	—	9	—	—	—	—	—	9	—	9
Reclassification of cash flow hedges, net of tax	—	—	—	25	—	—	25	25	—	25

December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174

See accompanying notes.

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Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

1.	CORPORATE MANAGEMENT

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and its joint arrangements.

Our Executive Leadership Team (ELT) comprises the following officers at the date of release of these financial statements:

●	Charles (Chuck) V. Magro – President & Chief Executive Officer

●	Steve J. Douglas – Senior Vice President & Chief Financial Officer

●	Henry (Harry) Deans – Senior Vice President and President, Wholesale Business Unit

●	Stephen G. Dyer – Senior Vice President and President, Retail Business Unit

●	Susan C. Jones – Senior Vice President & Chief Legal Officer

●	Leslie A. O’Donoghue – Executive Vice President, Corporate Development & Strategy & Chief Risk Officer

●	Michael R. Webb – Senior Vice President, Human Resources

ELT and Board of Directors compensation included in these financial statements:

Related party transactions

	2016	2015
Short-term benefits	19	11
Post-employment benefits	2	2
Share-based payments	24	20

The ELT is responsible for strategic decision making, resource allocation and assessing financial performance and is identified as our Chief Operating Decision Maker (CODM) for the purposes of reporting segment operations under IFRS. The CODM reviews the results of our operations and our financial position on consolidated, operating segment and business unit levels. Our operating segments are defined by the organization and reporting structure through which we operate our business. We categorize our operating segments within the Retail and Wholesale business units as follows:

●	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

–	North America including the United States and Canada

–	International including Australia and South America

●	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:

–	Nitrogen: Manufacturing in Alberta and Texas

–	Potash: Mining and processing in Saskatchewan

–	Phosphate: Production facilities in Alberta and production and mining facilities in Idaho

–	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers primarily in Europe; producing blended crop nutrients and Environmentally Smart Nitrogen polymer-coated nitrogen crop nutrients; and operating joint ventures and associates.

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Principal subsidiaries, associates and joint ventures

	Relationship/ Ownership	Location	Principal activity	Method of accounting
Agrium, a general partnership	Subsidiary, 100%	Canada	Manufacturer and distributor of crop nutrients	Consolidation

Agrium U.S. Inc.	Subsidiary, 100%	United States	Manufacturer and distributor of crop nutrients	Consolidation

Agroservicios Pampeanos S.A.	Subsidiary, 100%	Argentina	Crop input retailer	Consolidation

Crop Production Services, Inc.	Subsidiary, 100%	United States	Crop input retailer	Consolidation

Crop Production Services (Canada) Inc.	Subsidiary, 100%	Canada	Crop input retailer	Consolidation

Landmark Operations Ltd.	Subsidiary, 100%	Australia	Crop input retailer	Consolidation

Loveland Products Inc.	Subsidiary, 100%	United States	Crop input developer and retailer	Consolidation

Misr Fertilizers Production Company S.A.E.	Associate, 26%	Egypt	Manufacturer and distributor of crop nutrients	Equity method

Profertil S.A.	Joint venture, 50%	Argentina	Manufacturer and distributor of crop nutrients	Equity method

Planned Merger with Potash Corporation of Saskatchewan Inc. (“PotashCorp”)

Agrium and PotashCorp entered into an agreement dated September 11, 2016 (the “Arrangement Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity (“New Parent”) to be formed to manage and hold the combined businesses of Agrium and PotashCorp. The Arrangement Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 New Parent shares for each Agrium share held, and PotashCorp shareholders will receive 0.40 of a New Parent share for each PotashCorp share held. Following the completion of the Arrangement Agreement, Agrium and PotashCorp will become wholly-owned subsidiaries of New Parent and New Parent will continue the operations of Agrium and PotashCorp on a combined basis. Each of the share-based payment awards for each of Agrium and PotashCorp, whether vested or unvested, that are outstanding immediately prior to the completion of the Arrangement will convert into a New Parent award.

On November 3, 2016, shareholders of both Agrium and PotashCorp approved the Arrangement. The Arrangement is anticipated to be completed in mid-2017, subject to customary closing conditions including receipt of regulatory and court approvals. The estimated costs to be incurred by Agrium and PotashCorp with respect to the Arrangement and related matters are expected to aggregate approximately $140-million.

The Arrangement Agreement contains provisions that restrict Agrium’s and PotashCorp’s ability to pursue alternatives to the Arrangement and, in specified circumstances, Agrium or PotashCorp could be required to pay the other party a non-completion fee of $485-million or $50-million as reimbursement for related expenses. The Arrangement Agreement also restricts Agrium and PotashCorp from increasing dividends or repurchasing their shares before completion of the Arrangement.

Additional information and the full text of the Arrangement Agreement and the Arrangement are included in Agrium and PotashCorp’s joint proxy circular filed on SEDAR on October 6, 2016.

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2.	OPERATING SEGMENTS

Segment information

	2016
	North America	International	Retail (a)	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (b)	Total
Sales – external	9,565	2,158	11,723	860	280	356	446	1,942	—	13,665
– inter-segment	43	—	43	284	139	211	130	764	(807)	—

Total sales	9,608	2,158	11,766	1,144	419	567	576	2,706	(807)	13,665

Earnings (loss) before finance costs and income taxes	676	141	817	329	10	31	139	509	(228)	1,098
Depreciation and amortization	249	25	274	75	99	55	13	242	16	532

EBITDA (c)	925	166	1,091	404	109	86	152	751	(212)	1,630

Earnings (loss) from associates and joint ventures	4	2	6	—	—	—	61	61	(1)	66
Total assets	8,144	1,338	9,482	1,812	3,666	808	675	6,961	520	16,963
Additions to non-current assets (d)	405	30	435	444	70	46	20	580	5	1,020

Segment information

	2015
	North America	International	Retail	Nitrogen	Potash	Phosphate	Wholesale Other	Wholesale	Other (b)	Total
Sales – external	10,093	2,075	12,168	1,129	364	471	663	2,627	—	14,795
– inter-segment	31	—	31	401	151	270	153	975	(1,006)	—

Total sales	10,124	2,075	12,199	1,530	515	741	816	3,602	(1,006)	14,795

Earnings (loss) before finance costs and income taxes	686	93	779	699	143	116	115	1,073	(236)	1,616
Depreciation and amortization	229	25	254	72	71	51	17	211	15	480

EBITDA (c)	915	118	1,033	771	214	167	132	1,284	(221)	2,096

Earnings (loss) from associates and joint ventures	3	2	5	—	—	—	(10)	(10)	1	(4)
Total assets	7,797	1,167	8,964	1,556	3,614	745	782	6,697	716	16,377
Additions to non-current assets (d)	272	22	294	525	436	88	27	1,076	16	1,386

(a)	Included within the Retail business unit is a separate Financial Services operating segment with total sales of $16-million and EBITDA of $15-million.
(b)	Non-cash share-based payments expense of $55-million (2015 – $51-million) is recorded in our Other segment.
(c)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.
(d)	Additions to non-current assets include property, plant and equipment, intangibles and goodwill.

Retail sales by product line

	2016	2015
Crop nutrients	4,310	4,944
Crop protection products	4,684	4,543
Seed	1,462	1,425
Merchandise	621	638
Services and other	689	649

	11,766	12,199

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Key data by geographic region

	2016		2015
	Sales (a)	Non-current assets (b)	Sales (a)	Non-current assets (b)
Canada	2,437	4,430	2,774	4,294
United States	8,880	4,898	9,706	4,461
Europe	182	5	231	7
South America	396	197	331	276
Australia	1,769	222	1,752	246
Egypt	—	285	—	283
Other	1	3	1	2

	13,665	10,040	14,795	9,569

(a)	Sales by location of customers.
(b)	Excludes financial instruments and deferred tax assets.

Our CODM measures performance and allocates resources based on information it considers most relevant in evaluating the results of business units and operating segments relative to other entities that operate in similar industries. The main operating measures the CODM reviews on a regular basis are consolidated, business unit and segment EBITDA. The CODM does not review Retail net earnings information by product line, reflecting how Retail aggregates expenses and net earnings in its accounting records and financial reports. The CODM also does not regularly review (a) financial information aggregated on any other product line or geographic basis or (b) segment finance costs, income taxes or balance sheet information. We have not aggregated any operating segments in determining our reportable segments.

We continually monitor changes in facts and circumstances that could change the composition of our operating segments, as determined by the information regularly reviewed by the CODM. In 2016, the CODM modified the regular reports it reviews to disclose the results of our newly created financial services operating segment. We have modified our segment reporting to reflect this change.

The accounting policies of segments are the same as the accounting policies described in note 24. We record sales between operating segments at prices equivalent to those charged to third parties. We eliminate such sales on consolidation. We report a non-operating segment, “Other”, for inter-segment eliminations and corporate functions.

3.	CAPITAL MANAGEMENT

Policies and Objectives in Managing Capital

Agrium defines capital as adjusted total debt plus total equity. Our objectives for managing capital are to (a) maintain a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk, (b) support an investment grade credit rating profile, (c) improve the overall efficiency of our assets and deliver on our growth opportunities to grow our earnings, and (d) maximize total shareholder return.

To maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, issue new shares, buy back shares, issue or redeem debt, sell trade receivables through our securitization program, or adjust anticipated future capital expenditures and resources available for other growth opportunities. Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

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Information monitored to manage capital

	2016 Target	December 31,
		2016	2015
Net debt to EBITDA		2.9	2.3
Debt covenant ratios (a)
Interest coverage (b)	≥ 2.5	6	8
Debt-to-capital (c)	≤ 0.65	0.44	0.46
Retail measures (%)
Average non-cash working capital to sales	17	17	18
Return on operating capital employed (d)	N/A	18	17
Return on capital employed (e)	N/A	10	9

Components of ratios
EBITDA		1,630	2,096
Calculation of components of ratios
1) Net debt
Short-term debt		604	835
Long-term debt, including current portion		4,508	4,521
Cash and cash equivalents		(412)	(515)

Net debt		4,700	4,841
2) Adjusted total debt
Guarantees and letters of credit (specified in credit facility agreements)		242	222

Adjusted total debt		4,942	5,063

(a)	Our revolving credit facilities and trade receivable securitization program require that we maintain these ratios as well as other non-financial covenants. We were in compliance with all covenants at December 31, 2016.
(b)	EBITDA divided by finance costs, which includes finance costs related to long-term debt plus other finance costs.
(c)	Adjusted total debt divided by the sum of adjusted total debt and total equity.
(d)	Last 12 months’ earnings from continuing operations before finance costs and income taxes (EBIT) less income taxes at a tax rate of 28 percent (2015 – 28 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures, and other assets.
(e)	Last 12 months’ EBIT less income taxes at a tax rate of 28 percent (2015 – 28 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.

We maintain a base shelf prospectus, which permits issuance to June 2018 in Canada and the United States, of common shares, debt and other securities up to $2.5-billion. Issuance of securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets.

In 2016, we entered into a trade receivable securitization program. Under this program, we sell certain trade receivables to a special purpose vehicle, which is a consolidated entity within Agrium. We control and retain substantially all the risks and rewards of the receivables sold to the special purpose vehicle. Should we wish to draw funds under the program, the sold accounts receivable balances may be used as capacity for collateralized borrowings from a third party financial institution. At December 31, 2016, we have not drawn down on the capacity made available under this securitization program.

4.	FINANCIAL RISK MANAGEMENT

a) Financial Risk Management Objectives and Policies

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. Annually, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigating factors to reduce these risks. The Board sets upper limits on the time periods and transactional and balance sheet exposures management can manage. Our Corporate Financial Risk Committee reviews risk management policies and procedures annually and monitors compliance with these limits and associated exposure management activity. We manage risk in accordance with our Global Exposure Management Policy, whose objective is to reduce volatility in cash flows and net earnings. We hold all derivative financial instruments for risk management purposes only.

Risks we manage are described under Risk Management Policies in section (j).

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b) Market Risk – Currency Risk

Foreign exchange derivative financial instruments outstanding

	December 31,
	2016				2015
Sell/Buy (notional amounts in millions of U.S. dollars)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
Forwards
USD/CAD	—	—	—	—	190	2016	1.38	(1)
CAD/USD	180	2017	1.34	—	1,805	2016	1.35	45
USD/AUD	14	2017	1.32	(1)	73	2016	1.42	2
AUD/USD	22	2017	1.34	1	143	2016	1.43	(3)
CNY/AUD	23	2017	7.16	—	—	—	—	—
Options
USD/AUD – buy USD puts	—	—	—	—	59	2016	1.38	(1)

				—				42

(a)	Foreign currency per U.S. dollar

We determine the functional currency of our subsidiaries in reference to the primary economic environment in which each entity operates. We are exposed to currency risk from financial instruments denominated in currencies other than the functional currency of an operation. The majority of this currency risk arises from exposure to the Canadian dollar. We manage this exposure by entering into foreign currency derivative contracts. Although the derivatives have not been designated in hedging relationships, our risk management strategy is to offset substantially all of the earnings impact from the translation of the underlying financial instruments that could occur from a reasonably possible strengthening or weakening of the U.S. dollar.

c) Market risk – Commodity Price Risk

COMMODITY PRICE RISK MANAGEMENT AND CASH FLOW HEDGES

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial derivative contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. Our Board of Directors has established limits on risk management activities, including the following:

Use of derivatives to hedge exposure to natural gas market price risk

Term (gas year – 12 months ending October 31)	2017	2018	2019	2020
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	24	24	—	—

(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

We designate all of our natural gas derivatives as qualifying hedges for accounting purposes. The contracts settle in the months hedged using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. At the inception of each designated derivative contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. We record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

The underlying risk of the derivative contracts is identical to the hedged risk; accordingly, we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas derivative contracts designated as hedges to other comprehensive income.

Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered or changes in credit risk of Agrium or the counterparty.

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Natural gas derivative financial instruments outstanding

	December 31,
	2016				2015
(notional amounts in millions of MMBtu)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (a)	Fair value of assets (liabilities)
AECO swaps	48	2017-2018	2.90	(21)	74	2016-2018	2.78	(56)

(a)	U.S. dollars per MMBtu

Maturities of natural gas derivative contracts

	Fair Value
	2017	2018
AECO swaps	(5)	(16)

Natural gas derivative financial instruments outstanding

	December 31,
	2016			2015
	Gross amount	Netting	Carrying amount	Gross amount	Netting	Carrying amount
Accounts receivable	65	(64)	1	48	(48)	—
Other assets	51	(51)	—	101	(101)	—
Accounts payable	(73)	67	(6)	(71)	48	(23)
Other liabilities	(64)	48	(16)	(134)	101	(33)

	(21)	—	(21)	(56)	—	(56)

Impact of change in fair value of natural gas derivative financial instruments

	December 31,
	2016	2015
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.29	0.28

d) Market risk – Interest Rate Risk

Impact of change in short-term debt (basis points)

December 31,
2016
A $10-million decrease in net earnings requires an increase in interest rates	228

Sensitivity – impact of change in fair value of debentures

December 31,
2016
Interest rate increase of 1%	(401)
Interest rate decrease of 1%	470

The weighted average effective interest rate on long-term debt at December 31, 2016, was 5 percent (December 31, 2015 – 5 percent).

AGRIUM ANNUAL REPORT 2016  |  89

e) Credit Risk

Maximum exposure to credit risk

	December 31,
	Notes	2016	2015
Cash and cash equivalents		412	515
Accounts receivable	11	2,208	2,053
Other current assets		121	142
Other non-current assets		28	37

		2,769	2,747

DERIVATIVES AND CASH AND CASH EQUIVALENTS – RISK CONCENTRATION

At December 31, 2016, all counterparties to derivative financial instruments have maintained an investment grade credit rating, and we have no indication that any counterparty to a derivative financial contract or to cash and cash equivalents will be unable to meet its obligations.

f) Liquidity Risk

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments. The amounts included for derivative financial instruments are subject to change as interest rates, exchange rates or commodity prices change.

December 31, 2016	Carrying amount	Contractual cash flows	Less than one year	One to three years	Four to five years	More than five years
Short-term debt	604	604	604	—	—	—
Accounts payable	3,098	3,098	3,098	—	—	—
Current portion of long-term debt	110	114	114	—	—	—
Long-term debt	4,398	7,825	219	904	366	6,336
Other liabilities	13	13	—	13	—	—
Foreign exchange derivative contracts	1	1	1	—	—	—
Natural gas derivative contracts	22	22	6	16	—	—

	8,246	11,677	4,042	933	366	6,336

g) Netting Arrangements

We enter into derivative transactions under master netting arrangements, under which we aggregate the amounts owed by each counterparty for all contracts outstanding in the same currency or commodity into a single net amount receivable or payable by us or our counterparty. If a default occurs, all outstanding transactions under the arrangement are terminated and the net termination value is receivable or payable for settlement purposes.

We record the carrying amounts of our foreign exchange derivative contracts on a gross basis and the carrying amounts of our natural gas derivative contracts on a net basis.

h) Gain (loss) on Derivative Financial Instruments Included in Earnings

	2016			2015
	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)	Realized gain (loss)	Unrealized gain (loss)	Total gain (loss)
Foreign exchange derivatives
Recorded in sales	(4)	1	(3)	14	—	14
Recorded in cost of product sold	2	—	2	—	—	—
Recorded in other expenses	(7)	(37)	(44)	246	21	267

	(9)	(36)	(45)	260	21	281

Commodity derivatives
Recorded in cost of product sold	(34)	—	(34)	(7)	—	(7)

	(34)	—	(34)	(7)	—	(7)

	(43)	(36)	(79)	253	21	274

90  |  ANNUAL REPORT 2016 AGRIUM

i) Fair Value Hierarchy

We determine the fair value of financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. For financial instruments classified as Level 2, we estimate fair value using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques based on industry-accepted third-party models that make maximum use of market-based inputs. We classify fair value estimates not based on observable market data as Level 3. We consider a market active if quoted prices are readily and regularly available and based on actual and regularly occurring market transactions. For any significant Level 3 measurements, we employ a valuation team or retain valuation experts to calculate certain measurements, and we review any third-party information we use.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in the availability of observable market data. Changes in the availability of observable market data that may result in changing the valuation technique used are generally the cause of transfers between hierarchy levels. We have not made any transfers between levels during 2016 or 2015. We do not measure any of our financial instruments using Level 3 inputs.

FAIR VALUE MEASUREMENT TECHNIQUES AND INPUTS FOR FINANCIAL INSTRUMENTS MEASURED USING LEVEL 2 INPUTS

Financial instrument	Measurement technique	Key inputs
Foreign exchange forward contracts, swaps and options	Discounted cash flow	Forward exchange rates, contract forward and interest rates, observable yield curves

Natural gas swaps	Market comparison	Current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates

	December 31,
	2016			2015
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	412	412	—	515	515
Accounts receivable – derivatives	—	2	2	—	48	48
Other current financial assets – marketable securities (a)	22	99	121	20	122	142
Accounts payable – derivatives	—	7	7	—	29	29
Other financial liabilities – derivatives	—	16	16	—	33	33
Financial instruments measured at amortized cost
Current portion of long-term debt (b)
Debentures	—	101	100	—	—	—
Fixed and floating rate debt	—	10	10	—	8	8
Long-term debt (b)
Debentures	—	4,600	4,373	—	4,464	4,469
Fixed and floating rate debt	—	25	25	—	44	44

(a)	Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.
(b)	We determine the fair value of long-term debt based on comparable debt instruments with similar maturities to our debt, adjusted where necessary to our credit spread, based on information published by financial institutions. Carrying amount of floating rate debt approximates fair value.

AGRIUM ANNUAL REPORT 2016  |  91

j) Risk Management Policies

Item	Primarily affected by	Risk management policies
Sales	Product prices and foreign currency exchange rates	Foreign currency forward and swap contracts

Cost of product sold – natural gas and power	Prices of natural gas and power	Natural gas forward, swap and option contracts; power swap contracts

Cost of product sold – inventory purchased for resale	Prices of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments

Cost of product sold, selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and swap contracts

Capital expenditures	Foreign currency exchange rates	Foreign currency forward and swap contracts

Finance costs	USD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk – currency risk	USD balances in Canadian, Australian, European and South American subsidiaries; foreign currencies held in USD-denominated subsidiaries	Foreign currency forward and swap contracts to manage risk for up to three years

Market risk – commodity price risk (natural gas, power and nutrient price risk)	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts; power swap contracts to manage power price risk for up to five years; nutrient swap contracts up to one year

Market risk – interest rate risk Floating: short-term debt, floating rate long-term debt, cash and cash equivalents Fixed: long-term debt	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years; cash management policies

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies; master netting arrangements; counterparty credit policies and limits; arrangements with financial institutions

Liquidity risk	Fluctuations in cash flows	Preparing and monitoring forecasts of cash flows; cash management policies; multiple-year credit facilities

92  |  ANNUAL REPORT 2016 AGRIUM

5.	EXPENSES

We present expenses in our statements of operations by function. IFRS also requires us to provide information about expenses by nature.

Expenses by nature

	2016	2015
Decrease in finished goods inventory	7	19
Purchased and produced raw materials and product for resale	10,798	11,297
Rebates	(1,195)	(1,100)
Freight and distribution	631	657
Short-term employee benefits	1,306	1,288
Post-employment benefits	54	59
Share-based payments	55	51
Depreciation of property, plant and equipment	424	375
Amortization of intangibles	108	105
Operating leases	203	206
Other	90	190

	12,481	13,147

Expense line items
Cost of product sold	10,270	10,907
Selling	1,914	1,921
General and administrative	242	268
Share-based payments	55	51

	12,481	13,147

Other expenses

	2016	2015
Loss on foreign exchange and related derivatives and commodity derivatives not designated as hedges	13	8
Interest income	(66)	(68)
Gain on sale of assets	—	(55)
Asset impairment	15	19
Environmental remediation and asset retirement obligations	10	16
Bad debt expense	35	32
Potash profit and capital tax	12	16
Merger and related costs	31	—
Litigation settlements and related fees	18	—
Outsourcing costs	14	—
Other	70	60

	152	28

AGRIUM ANNUAL REPORT 2016  |  93

6.	FINANCE COSTS

Finance costs related to long-term debt

	2016	2015
Gross finance costs related to long-term debt	228	226
Less: Borrowing costs capitalized at a rate of 4.4% (2015 – 4.4%)	24	45

	204	181

Other finance costs

	2016	2015
Accretion of environmental remediation and asset retirement obligations	7	7
Other interest expense	67	64

	74	71

7.	INCOME TAXES

Components of income taxes

	2016	2015
Current tax expense	197	326

Current income taxes	197	326

Origination and reversal of temporary differences	32	53
Change in income tax rate (a)	—	18
Previously unrecognized tax assets	(5)	(21)

Deferred income taxes	27	50

	224	376

(a)	Alberta corporate income tax rate increased from 10 percent to 12 percent effective July 1, 2015.

Reconciliation of statutory tax rate to effective tax rate

	2016	2015
Earnings before income taxes
Canada	79	642
Foreign	741	722

	820	1,364
Statutory rate (%)	27	26

Income taxes at statutory rate	221	359
Foreign currency losses (gains) relating to Canadian operations	9	(3)
Differences in foreign tax rates	6	20
(Earnings) loss from associates and joint ventures	(15)	3
Canadian tax rate adjustment	—	18
Recognition of previously unrecognized tax assets	(5)	(21)
Other	8	—

Income taxes	224	376

Current
Canada	23	112
Foreign	174	214

	197	326

Deferred
Canada	7	63
Foreign	20	(13)

	27	50

	224	376

94  |  ANNUAL REPORT 2016 AGRIUM

Components of deferred income taxes	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2016	2015	2016	2015	2016	2015
Receivables, inventories and accrued liabilities	(162)	(133)	(29)	(30)	—	2
Property, plant and equipment	633	529	92	131	12	(59)
Intangibles	83	111	(31)	(21)	3	(6)
Asset retirement and environmental remediation provisions	(132)	(137)	7	1	(2)	7
Deferred partnership income	—	58	(61)	(44)	3	(17)
Loss carry-forwards (a)	(13)	(44)	32	8	(1)	7
Other	(35)	(54)	17	5	2	(1)

Net deferred income tax liabilities	374	330	27	50	17	(67)

Deferred income tax assets	(34)	(53)
Deferred income tax liabilities	408	383

Net deferred income tax liabilities	374	330

(a)	We have not recognized unused tax losses of $58-million (2015 – $43-million) expiring through 2036 (2015 – expiring through 2035) in the financial statements. We have recognized unused tax losses of $9-million (2015 – $30-million) as we expect to earn future taxable income in that tax jurisdiction in 2017 and following years, and the tax losses do not expire under current tax legislation.

8.	POST-EMPLOYMENT BENEFITS

We sponsor post-employment pension and medical plans subject to broadly similar regulatory frameworks in Canada and the United States. For funded plans, we contribute to trustee-administered plans that are legally separate from Agrium. Regulations in each country govern the administration of assets that we hold in trust for the plans. We are responsible for governance, which includes oversight of all aspects of the plans, including investment and contribution decisions. Our pension committee assists in managing the plans, including the appointment of independent trustees, actuaries and investment professionals. Fewer than 5 percent of our employees are members of defined benefit pension plans that provide pension benefits at retirement based on years of service and/or earnings. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. We engage a qualified actuary to perform calculations of our net benefit obligations using the projected unit credit method.

Post-employment benefit plans expose us to actuarial risks such as longevity risk, interest rate risk and market (investment) risk. We fund the cost of the registered and qualified defined benefit pension plans based on minimum statutory requirements. Our contributions include the cost of any current year accrual and any amortized payments relating to past service. We have the right to increase contributions beyond the minimum requirement. We do not fund the majority of pension obligations for executive plans. Employees cannot contribute to the defined benefit pension plans. The estimated contribution to fund our defined benefit pension plans for 2017 is $4-million.

AGRIUM ANNUAL REPORT 2016  |  95

Continuity of obligation and plan assets

	Defined benefit pension plans			Other post-employment benefit plans
	Obligation	Plan assets	Net	Obligation	Plan assets	Net	Total
December 31, 2015	(310)	253	(57)	(67)	—	(67)	(124)
Expense included in earnings
Service cost	(6)	—	(6)	(3)	—	(3)	(9)
Past service cost	(2)	—	(2)	—	—	—	(2)
Interest (expense) income	(13)	10	(3)	(2)	—	(2)	(5)
Settlements	3	—	3	—	—	—	3

	(18)	10	(8)	(5)	—	(5)	(13)

Included in other comprehensive income
Actuarial gain (loss) arising from:
Liability experience adjustments	(1)	—	(1)	(1)	—	(1)	(2)
Changes in financial assumptions	(12)	—	(12)	(1)	—	(1)	(13)
Return on plan assets, excluding interest	—	5	5	—	—	—	5

	(13)	5	(8)	(2)	—	(2)	(10)

Cash flows
Employee contributions	—	—	—	(1)	—	(1)	(1)
Employer contributions	2	7	9	2	—	2	11
Benefits paid	14	(14)	—	1	—	1	1

	16	(7)	9	2	—	2	11

Foreign currency translation	(6)	5	(1)	(4)	—	(4)	(5)

December 31, 2016	(331)	266	(65)	(76)	—	(76)	(141)

Arising from:
Funded plans	(276)			—			(276)
Unfunded plans	(55)			(76)			(131)

December 31, 2016	(331)			(76)			(407)

96  |  ANNUAL REPORT 2016 AGRIUM

Continuity of obligation and plan assets

	Defined benefit pension plans			Other post-employment benefit plans
	Obligation	Plan assets	Net	Obligation	Plan assets	Net	Total
December 31, 2014	(354)	281	(73)	(78)	—	(78)	(151)
Expense included in earnings
Service cost	(6)	—	(6)	(3)	—	(3)	(9)
Past service cost	(2)	—	(2)	1	—	1	(1)
Interest (expense) income	(12)	10	(2)	(2)	—	(2)	(4)
Administrative costs	—	(1)	(1)	—	—	—	(1)

	(20)	9	(11)	(4)	—	(4)	(15)

Included in other comprehensive income
Actuarial gain (loss) arising from:
Liability experience adjustments	3	—	3	3	—	3	6
Changes in financial assumptions	7	—	7	—	—	—	7
Return on plan assets, excluding interest	—	1	1	—	—	—	1

	10	1	11	3	—	3	14

Cash flows
Employee contributions	—	—	—	(1)	1	—	—
Employer contributions	—	8	8	—	—	—	8
Benefits paid	16	(13)	3	3	(1)	2	5

	16	(5)	11	2	—	2	13

Foreign currency translation	38	(33)	5	10	—	10	15

December 31, 2015	(310)	253	(57)	(67)	—	(67)	(124)

Arising from:
Funded plans	(262)			—			(262)
Unfunded plans	(48)			(67)			(115)

December 31, 2015	(310)			(67)			(377)

Post-employment benefits expense

	2016	2015
Defined contribution pension plans	50	54
Defined benefit pension plans	8	11
Other post-employment benefit plans	5	4

	63	69

Expense line items
Cost of product sold	30	32
General and administrative	24	27
Other expenses	4	5
Other finance costs	5	5

	63	69

AGRIUM ANNUAL REPORT 2016  |  97

Assumptions and Sensitivities

Actuarial assumptions (%)	Future benefits obligation		Future benefits expense
(expressed as weighted averages)	2016	2015	2016	2015
Defined benefit pension plans
Discount rate	4	4	3	4
Expected long-term rate of return on assets	N/A	N/A	3	4
Rate of increase in compensation levels	3	3	3	4
Other post-employment benefit plans
Discount rate	4	4	4	4

Basis for key assumptions

Discount rate – liabilities	High-quality (minimum AA) fixed income investments with cash flows that match the currency, timing and amount of the expected cash flows of the plans

Rate of return – assets	Long-term expectations of inflation and real return for each asset class, weighted in accordance with the investment policy for the plans

Real returns and inflation	Current market conditions, historical capital market data and future expectations

Life expectancy	Actuarial mortality tables published in Canada and the United States

	2016	2015
Assumed and ultimate health care cost trend rates
Health care cost trend rate assumed for the next fiscal year (%)	7	7
Ultimate health care cost trend rate (%)	5	5
Fiscal year the rate reaches the ultimate trend rate	2023	2021
Mortality assumptions per latest available standard mortality tables (remaining years)
Average life expectancy – currently aged 65 years (2015 – 65 years)
Male	22	22
Female	24	24
Average duration of benefit obligation (years)
Active members	18	17
Retired members	11	11
Average duration of the benefit obligation	14	14

A 1 percent change in discount rate would change our defined benefit obligation by approximately $55-million.

Asset Allocation and Investment Strategy

Our investment objective for our defined benefit pension plans is to maximize long-term return on plan assets using a mix of equities and fixed-income investments while maintaining an appropriate level of risk. Our policy is to not invest in commodities, precious metals, mineral rights, bullion or collectibles. We may use derivative financial instruments to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure or reduce risk. We do not use derivative financial instruments to create exposures to securities that our investment policy would not permit.

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Defined benefit pension plans – asset allocation	Target allocation	Plan assets
Asset categories (%)	2017	2016	2015
Equity securities (with quoted market prices)	31
Canadian equity funds		11	8
U.S. equity funds		1	2
International equity funds		15	18
Emerging market equity funds		4	4
Debt securities (with quoted market prices)	68
Canadian debt securities		34	32
U.S. debt securities		22	35
Cash and other	1	13	1

9.	SHARE-BASED PAYMENTS

Our share-based payments plans provide performance incentives to our officers, senior management, directors and, on a performance-based discretionary basis, other employees.

Plan features

Form of payment	Eligibility	Granted	Vesting period	Term	Settlement
Stock Options	Officers and employees	Annually	25% per year over four years	10 years	Shares
Stock Appreciation Rights (“SARs”) (a)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash
Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On third anniversary of grant date	N/A	Cash
Restricted Share Units (“RSUs”)	Eligible employees	Annually	On third anniversary of grant date	N/A	Cash
Director Deferred Share Units (“DSUs”)	Non-executive directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on director’s departure from the Board

(a)	Effective January 1, 2015, tandem stock appreciation rights (TSARs) were no longer issued to eligible officers and employees. TSARs granted in Canada prior to January 1, 2015 have similar terms and vesting conditions to SARs and also provide the holder with the ability to choose between (a) receiving the price of our shares on the date of exercise in excess of the exercise price of the right and (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all option holders will elect to exercise their options as a SAR, surrendering their options and receiving settlement in cash.

Stock Option and Stock Appreciation Rights Plans

Stock option and SAR activity

	2016		2015
(number of units in thousands; weighted average exercise price in U.S. dollars)	Units	Exercise price	Units	Exercise price
Outstanding, beginning of year	2,130	92.78	2,185	82.06
Granted	603	84.37	522	115.87
Forfeited	(8)	68.39	(87)	100.76
Exercised	(329)	73.31	(487)	67.99
Expired	(3)	90.52	(3)	91.13

Outstanding, end of year (a)	2,393	93.33	2,130	92.78

Exercisable, end of year	1,088	90.70	1,041	81.58
Maximum available for future grants, end of year	4,973		5,197
Cash received from equity-settled awards		—		1
Weighted average fair value of outstanding		24.24		25.66
Weighted average share price at exercise date		99.01		106.86

(a)	Includes 1,456 thousand SARs (2015 – 1,707 thousand), of which 960 thousand (2015 – 1,257 thousand) issued prior to January 1, 2015 have options attached. Stock options and SARs with options attached are potentially dilutive.

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Stock options and SARs outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2016	Options outstanding			Options exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than $82.15	2	180	56.19	180	56.19
$82.16 to $86.32	9	604	84.37	1	84.51
$86.33 to $90.83	7	617	89.98	364	89.60
$90.84 to $108.50	4	497	99.36	419	99.02
$108.51 to $115.87	8	495	115.87	124	115.87

	7	2,393	93.33	1,088	90.70

Performance and Restricted Share Units

Each PSU and RSU confers a right to the holder to receive a cash payment of the fair market value of a common share of Agrium. Holders are also entitled to the value of dividends paid on common shares in the form of additional rights or units.

PSUs vest based on total shareholder return over a three-year performance cycle, compared to the average quarterly total shareholder return of a peer group of companies over the same period. For PSUs granted subsequent to January 1, 2015, free cash flow per share over a three-year performance cycle is compared to Board-approved targets as an additional performance condition. We base the value of each PSU granted on the average closing price of our common shares on the NYSE during the last five days of the three-year cycle. RSUs are not subject to performance conditions and vest at the end of the three-year vesting period.

We determine the fair value of stock options and SARs using a Black-Scholes model and the fair value of PSUs and RSUs using a Monte Carlo simulation model. We estimate expected annual volatility taking into consideration historic share price volatility.

PSU and RSU activity (number of units in thousands)

	2016		2015
	PSU	RSU	PSU	RSU
Outstanding, beginning of year	608	121	623	—
Granted	198	146	220	128
Forfeited	(4)	(5)	(18)	(7)
Exercised	(188)	—	(217)	—

Outstanding, end of year	614	262	608	121

Weighted average fair value of outstanding	121.41	100.25	109.43	90.50

Other information

Compensation expense by plan

	2016	2015
Stock options	8	5
SARs	3	—
TSARs	1	—
PSUs	29	36
RSUs	10	5
DSUs	4	5

	55	51

Liabilities for cash-settled plans

	December 31,
	2016	2015
Total fair value liability for cash-settled plans	115	106
Total intrinsic liability for cash-settled plans	100	69

At December 31, 2016, unrecognized compensation expense for unvested awards was $45-million. During 2016, we settled $41-million of awards in cash.

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Valuation model inputs

	December 31,
	2016	2015
Grant price (NYSE closing price on day immediately preceding grant date)	92.86	80.41
Share price (NYSE closing price at December 31)	100.55	89.34
Expected annual volatility (%)	28.33	31.57
Risk-free interest rate (%)	1.54	1.55
Expected annual dividend yield (%)	3.48	3.92
Expected life (years)	5	5
Forfeiture rate (%)	0.59	3.98

10.	CASH FLOW INFORMATION

Cash and cash equivalents

	December 31,
	2016	2015
Cash	408	503
Short-term investments (original maturity of three months or less)	4	12

	412	515

Net changes in non-cash operating working capital

	2016	2015
Accounts receivable	(173)	(106)
Inventories	210	79
Prepaid expenses and deposits	(137)	10
Accounts payable	555	(76)

	455	(93)

11.	ACCOUNTS RECEIVABLE

Trade accounts receivable are primarily concentrated in the agriculture sector. We determine and monitor concentrations of credit risk using our aging analysis of trade receivables.

	December 31,
	2016	2015
Trade accounts	1,980	1,859
Allowance for doubtful accounts	(76)	(81)
Rebates	250	150
Other non-trade accounts	36	51
Derivative financial instruments	2	48
Other taxes	16	26

	2,208	2,053

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Trade accounts receivable – aging

	December 31,
	2016		2015
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,597	(10)	1,431	(10)
30 days or less	152	(3)	192	(4)
31-60 days	43	(2)	46	(3)
61-90 days	21	(2)	23	(3)
Greater than 90 days	167	(59)	167	(61)

	1,980	(76)	1,859	(81)

Trade Accounts Receivable – Risk Concentration

Geographic and industry diversity and crop insurance programs in Canada and the United States mitigate concentration of risk in the agriculture sector. Our Wholesale business unit diversifies and mitigates risk concentration by selling to industrial customers outside the agriculture sector and by using letters of credit and credit insurance. Based on historical information about default rates and our analysis of current receivables, we do not expect any significant losses from trade accounts receivable other than the amounts classified as doubtful accounts. No single customer accounts for more than 10 percent of our sales.

We also mitigate credit risk in accounts receivable in our Retail operations in Western Canada through an agency agreement with a Canadian financial institution wherein the financial institution provides credit to qualifying Agrium customers to assist in financing their crop input purchases. Through the agency agreement, which expires in 2018, customers have loans directly with the institution while Agrium has only a limited recourse involvement to the extent of an indemnification of the institution for 50 percent of its future bad debts to a maximum of 5 percent of the qualified customer loans. Outstanding customer credit with the financial institution was $534-million at December 31, 2016, which is not recognized in our consolidated balance sheet. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

12.	INVENTORIES

Wholesale inventories consist primarily of crop nutrients, operating supplies and raw materials, including both direct and indirect production and purchase costs, depreciation and amortization of assets employed directly in production, and freight to transport product to storage facilities.

Retail inventories consist primarily of crop nutrients, crop protection products, seed and merchandise and include the cost of delivery to move the product to storage facilities.

	December 31,
	2016	2015
Product for resale (a)	2,454	2,570
Raw materials	404	379
Finished goods	372	365

	3,230	3,314

(a)	Includes biological assets of $17-million (2015 – $28-million) measured at fair value less costs of disposal, a Level 3 measurement

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13.	PROPERTY, PLANT AND EQUIPMENT

December 31, 2016	Land	Buildings and improvements	Machinery and equipment	Assets under construction (a)	Other	Total
Cost
December 31, 2015	126	3,307	4,379	1,209	185	9,206
Additions	4	42	174	528	1	749
Business acquisitions	6	52	61	—	—	119
Disposals	(3)	(25)	(68)	—	—	(96)
Transfers	—	43	230	(291)	18	—
Other adjustments	—	(37)	(14)	—	—	(51)
Foreign currency translation	1	75	83	7	4	170

December 31, 2016	134	3,457	4,845	1,453	208	10,097

Accumulated depreciation
December 31, 2015	—	(603)	(2,208)	—	(62)	(2,873)
Depreciation	—	(103)	(317)	—	(11)	(431)
Disposals	—	20	47	—	—	67
Foreign currency translation	—	(6)	(35)	—	(1)	(42)

December 31, 2016	—	(692)	(2,513)	—	(74)	(3,279)

Net book value	134	2,765	2,332	1,453	134	6,818

(a)	Assets under construction include assets in the following operating segments: nitrogen assets of $1.2-billion, potash assets of $140-million and $113-million in various other operating segments. Assets in the nitrogen and potash operating segments include greenfield assets of $116-million and brownfield assets of $860-million.

December 31, 2015	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2014	137	1,307	4,016	3,502	190	9,152
Additions	4	65	240	954	1	1,264
Business acquisitions	2	20	30	—	—	52
Disposals	(5)	(27)	(114)	—	—	(146)
Transfers (a)	—	2,214	805	(3,031)	12	—
Other adjustments	(3)	(12)	(34)	3	—	(46)
Foreign currency translation	(9)	(260)	(564)	(219)	(18)	(1,070)

December 31, 2015	126	3,307	4,379	1,209	185	9,206

Accumulated depreciation
December 31, 2014	—	(566)	(2,254)	—	(60)	(2,880)
Depreciation	—	(89)	(284)	—	(8)	(381)
Disposals	—	11	89	—	—	100
Foreign currency translation	—	41	241	—	6	288

December 31, 2015	—	(603)	(2,208)	—	(62)	(2,873)

Net book value	126	2,704	2,171	1,209	123	6,333

(a)	We transferred $2.6-billion related to the Vanscoy expansion project from assets under construction to buildings and improvements and machinery and equipment when the assets became available for use.

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Depreciation of property, plant and equipment

	2016	2015
Cost of product sold	243	210
Selling	160	145
General and administrative	21	20

	424	375

Depreciation recorded in inventory	24	17

Turnaround costs included in machinery and equipment

	2016	2015
Cost
Balance, beginning of year	273	246
Additions	44	79
Retirements	(1)	(50)
Other adjustments	—	(2)

Balance, end of year	316	273

Accumulated depreciation
Balance, beginning of year	(102)	(94)
Depreciation	(68)	(58)
Retirements	1	50

Balance, end of year	(169)	(102)

Net book value	147	171

Turnaround costs include replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts; assessment of production equipment; replacement of aged catalysts; new installation or recalibration of measurement and control devices; and other costs. We capitalize turnaround costs only if they meet the capitalization criteria of IFRS.

14.	INTANGIBLES AND GOODWILL

Intangibles and goodwill primarily arise from business acquisitions. We amortize intangibles based on their estimated useful life except for certain acquired trade names that have indefinite useful lives.

December 31, 2016	Trade names (a)	Customer relationships (b)	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2015	30	755	148	233	1,166	2,177
Additions	—	—	15	7	22	—
Business acquisitions	—	3	—	22	25	105
Other adjustments	—	(17)	26	16	25	10
Foreign currency translation	—	1	2	—	3	(2)

December 31, 2016	30	742	191	278	1,241	2,290

Accumulated amortization and impairment losses
December 31, 2015	(5)	(346)	(45)	(138)	(534)	(197)
Amortization	(1)	(56)	(18)	(33)	(108)	—
Other adjustments	—	—	(26)	(7)	(33)	—
Foreign currency translation	—	—	—	—	—	2

December 31, 2016	(6)	(402)	(89)	(178)	(675)	(195)

Net book value	24	340	102	100	566	2,095

(a)	Trade names with a net book value of $17-million have indefinite useful lives for accounting purposes.
(b)	The remaining amortization period of customer relationships at December 31, 2016, is approximately seven years.

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December 31, 2015	Trade names (a)	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2014	32	739	197	227	1,195	2,214
Additions	—	—	18	—	18	—
Business acquisitions	—	35	—	17	52	—
Disposals	—	—	(45)	—	(45)	—
Other adjustments	—	—	—	(9)	(9)	4
Foreign currency translation	(2)	(19)	(22)	(2)	(45)	(41)

December 31, 2015	30	755	148	233	1,166	2,177

Accumulated amortization and impairment losses
December 31, 2014	(4)	(297)	(78)	(121)	(500)	(200)
Amortization	(1)	(56)	(21)	(27)	(105)	—
Impairment losses	—	—	—	—	—	(19)
Disposals	—	—	45	—	45	—
Other adjustments	—	—	—	8	8	—
Foreign currency translation	—	7	9	2	18	22

December 31, 2015	(5)	(346)	(45)	(138)	(534)	(197)

Net book value	25	409	103	95	632	1,980

(a)	Trade names with a net book value of $18-million have indefinite useful lives for accounting purposes.

Amortization of finite-lived intangibles

	2016	2015
Cost of product sold	3	3
Selling	103	99
General and administrative	2	3

	108	105

Goodwill Impairment Testing

Goodwill by cash generating unit

	December 31,
	2016	2015
Retail – North America	1,972	1,858
Retail – Australia	115	115
Other	8	7

	2,095	1,980

In calculating the recoverable amount for goodwill, we selected the fair value less costs of disposal (FVLCD) methodology and incorporated assumptions an independent market participant would apply. We adjust discount rates for each group of cash-generating units (CGU) for the risk associated with achieving our forecasts (five-year projections) and for the currency in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on our calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts for each CGU as derived from our Board-approved strategic plan. Key inputs to our test of Retail - North America included a pre-tax discount rate of 11.1 percent and a terminal growth rate per annum of 2.5 percent.

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15.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

We maintain strategic investments in entities in the crop nutrients and related industries. On a continuous basis we assess our ability to exercise significant influence or joint control over our investments.

	Reporting period	Interest (%)	Location	December 31,
				2016	2015
Investments in associates
Misr Fertilizers Production Company S.A.E. (“MOPCO”) – a nitrogen producer	September 30	26	Egypt	285	283
Other				94	82

				379	365

Investments in joint ventures
Profertil S.A. (“Profertil”)	December 31	50	Argentina	162	242

				162	242

				541	607

Associates

As we have representation on MOPCO’s Board of Directors as well as employees who participate in management decision-making, we maintain significant influence over MOPCO. We record our share of MOPCO’s earnings on a one-quarter lag because financial statements of MOPCO are not available on the date of issuance of our financial statements. We adjust for the effects of any significant unrecorded transactions or events between MOPCO’s period-end date and our fiscal year-end date. Future conditions, including those related to MOPCO operating in Egypt, which has been subject to political instability and civil unrest, may restrict our ability to obtain dividends from MOPCO. We are also exposed to currency risk related to fluctuations in the Egyptian pound against the U.S. dollar.

Summarized financial information of MOPCO

	December 31,
	2016	2015
Current assets	29	129
Non-current assets	1,510	1,840

	1,539	1,969

Current liabilities	207	233
Non-current liabilities	538	966

	745	1,199

Net assets of MOPCO	794	770

Proportionate ownership interest in MOPCO	206	200
Dividend receivable	29	29
Unamortized purchase price adjustment	50	54

Carrying amount of interest in MOPCO	285	283

	2016	2015
Sales	128	87
Net earnings (loss)	149	(4)
Other comprehensive loss	(131)	—
Total comprehensive income (loss)	18	(4)

Proportionate share of MOPCO income (loss)	39	(1)
Purchase price adjustment amortization	(4)	(4)

Earnings (loss) from MOPCO	35	(5)
Proportionate share of MOPCO other comprehensive income	(34)	—

Proportionate share of MOPCO total comprehensive income	1	(5)

106  |  ANNUAL REPORT 2016 AGRIUM

We own a one-third interest in Canpotex Limited (“Canpotex”), which exports the portion of our produced potash that Canpotex sells outside of Canada and the United States. Canpotex is an industry association owned equally by us and two other producers of potash in Canada. We have significant influence through our ability to appoint directors to the board of Canpotex. We account for our investment based on our economic interest of 10.3 percent (2015 - 7.3 percent), which is our allocation of production capacity among the members of the association.

We are contractually obligated to reimburse Canpotex for our 10.3 percent share of any operating losses or other liabilities incurred by Canpotex. We believe the probability of conditions arising that would trigger this guarantee is remote. Reimbursements, if any, would be made through reductions of our cash receipts from Canpotex.

In 2016, we acquired a 28 percent equity interest in Agrifund, LLC and Ag Resource Holdings, Inc., Delaware limited liability companies, as part of our strategy to grow our Financial Services segment. These companies offer loans and crop insurance products to retail agriculture markets.

Joint Ventures

We have a 50 percent ownership interest in Profertil. Based in Argentina, Profertil is a producer and wholesale distributor of nitrogen crop nutrients. A contractual agreement establishes joint control over Profertil and provides us with 50 percent of the voting rights.

Summarized financial information of Profertil

	December 31,
	2016	2015
Current assets (a)	176	262
Non-current assets	595	588

	771	850

Current liabilities (b)	195	366
Non-current liabilities (c)	251	208

	446	574

Net assets of Profertil	325	276

Proportionate share of net assets of Profertil	163	138
Elimination of unrealized profit	(1)	(1)
Loans and accrued interest	—	105

Carrying amount of interest in Profertil	162	242

(a)	Includes cash and cash equivalents of $22-million (2015 – $86-million)
(b)	Includes current financial liabilities (excluding trade and other payables and provisions) of $59-million (2015 – $150-million)
(c)	Includes non-current financial liabilities (excluding trade and other payables and provisions) of $116-million (2015 – $78-million)

	2016	2015
Sales	392	394
Depreciation and amortization	26	36
Interest expense	24	24
Income taxes	39	14
Net earnings (loss)	51	(10)
Total comprehensive income (loss)	51	(10)

Proportionate share of Profertil earnings (loss)	26	(5)
Elimination of unrealized profit	1	1

Dividends and interest received from Profertil	108	—

Summarized financial information of associates and joint ventures represents amounts that investees have recorded in their financial statements, adjusted for any fair value adjustments at acquisition and adjusted for differences in accounting policies.

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Transactions with Associates and Joint Ventures

	2016	2015
For the year ended December 31,
Sales to Canpotex	162	189
Purchases from MOPCO	9	5
Purchases from Profertil	61	53
As at December 31,
Amounts receivable from Canpotex	29	18
Amounts owed to Profertil	7	4

16.	OTHER ASSETS

Other current assets consist primarily of an investment portfolio supporting the requirements of insurance obligations. All marketable securities are rated as investment grade or higher and are capable of liquidation within five trading days.

Other current assets

	December 31,
	2016	2015
Other financial assets
Marketable securities (a)	121	142
Other non-financial assets	2	2

	123	144

Other assets

	December 31,
	2016	2015
Other financial assets
Receivables (b)	28	37
Other non-financial assets	20	17

	48	54

(a)	Comprised primarily of U.S. equities (14 percent), U.S. Government debt (30 percent) and U.S. corporate debt (46 percent).
(b)	Unsecured term loan receivable bearing interest at 3.4 percent per annum, repayable $8-million annually until 2020.

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17.	DEBT

We issue debt for various purposes, including maintaining or adjusting our capital structure. We have access to short-term facilities that we renegotiate periodically. We also have access to the capital markets through our base shelf prospectus.

	December 31,
			2016	2015
	Maturity	Rate (%) (a)	Utilized	Utilized
Short-term debt
Commercial paper (b)	2017	1.05	306	632
Credit facilities (c)(d)		4.37	298	203

			604	835

Long-term debt (e)
Floating rate bank loans	2017		10	—
Fixed rate bank loans			—	8
7.7% debentures	2017		100	100
6.75% debentures	2019		500	500
3.15% debentures	2022		500	500
3.5% debentures	2023		500	500
3.375% debentures	2025		550	550
7.8% debentures	2027		125	125
4.125% debentures	2035		450	450
7.125% debentures	2036		300	300
6.125% debentures	2041		500	500
4.9% debentures	2043		500	500
5.25% debentures	2045		500	500
Other			25	44

			4,560	4,577
Unamortized transaction costs			(52)	(56)
Current portion of long-term debt			(110)	(8)

			4,398	4,513

(a)	Weighted average rates at December 31, 2016
(b)	Program maximum U.S. $2.5-billion. Amounts borrowed under the commercial paper program reduce our borrowing capacity under the multi-jurisdictional credit facility.
(c)	Short-term debt is unsecured and consists of U.S. dollar-denominated debt of $236-million, euro-denominated debt of $53-million and other debt of $9-million (2015 – $110-million, $72-million and $21-million).
(d)	Total capacity available on our multi-jurisdictional credit facility, which expires in 2020, is $2.5-billion.
(e)	Debentures have various provisions that allow redemption prior to maturity, at our option, at specified prices.

Debt capacity available

December 31,
2016
Multi-jurisdictional credit facility	2,500
European facilities	211
South American facilities	134
Australian facilities	50
Accounts receivable securitization	500

3,395
Short-term debt drawn	(604)
Letters of credit issued	(1)

Debt capacity available	2,790

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18.	ACCOUNTS PAYABLE

We incur significant payables for procurement of product for resale inventories and for prepayments made by customers wishing to purchase our products for the upcoming growing season.

	December 31,
	2016	2015
Trade	2,235	1,495
Customer prepayments	1,449	1,375
Accrued liabilities	670	729
Other taxes	32	27
Accrued interest	72	72
Dividends	121	121
Derivative financial instruments	7	29
Share-based payments	76	71

	4,662	3,919

19.	OTHER PROVISIONS

We make significant estimates for various litigation matters in the normal course of business and for asset retirement and environmental remediation matters.

	Notes	Environmental remediation (a)	Asset retirement (b)	Litigation	Total
December 31, 2015		158	229	34	421
Additional provisions or changes in estimates	23	9	(1)	14	22
Draw-downs		(29)	(6)	(31)	(66)
Reversals		—	—	(8)	(8)
Accretion		2	5	—	7
Foreign currency translation		1	4	—	5

December 31, 2016		141	231	9	381

Current portion		41	9	9	59
Non-current portion		100	222	—	322

		141	231	9	381

(a)	We estimate that we will settle our environmental remediation liabilities between 2017 and 2042. We discount obligations using rates ranging from 0.65 percent to 4.00 percent (2015 – 0.65 percent to 4.19 percent). Provisions include $36-million for our Idaho phosphate mining and processing sites. No individual site provision is material.
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. We expect to incur expenditures for our phosphate obligations over the next 57 years. We expect to make payments for our potash and nitrogen obligations after that time. Timing of expenditures depends on a number of factors, such as the life and nature of the asset, legal requirements and technology. We estimate obligations using discount rates ranging from 1.22 percent to 4.55 percent (2015 – 1.39 percent to 4.55 percent). Provisions include $159-million for our Idaho phosphate mining and processing sites. No other site provision is material.

20.	OTHER LIABILITIES

	December 31,
	2016	2015
Other financial liabilities
Derivative financial instruments	16	33
Other	13	17

	29	50
Other non-financial liabilities
Share-based payments	39	35

	68	85

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21.	BUSINESS ACQUISITIONS

Andrukow Group Solutions Inc. (“Andrukow”) and Cargill AgHorizons (U.S.) (“Cargill”) Acquisitions

In September 2016, our Retail business unit acquired 16 farm centers in Alberta and Saskatchewan from Andrukow and 18 farm centers across the northern U.S. Corn Belt from Cargill for purchase consideration of $195-million, subject to working capital adjustments. Benefits of the acquisitions include expansion of geographical coverage for the sale of crop inputs in Canada and the U.S., acquisition of existing customer base and workforce, the value of synergies between Agrium and the acquired businesses and cost savings opportunities.

We have engaged an independent valuation firm to assist in determining the fair value of assets acquired, liabilities assumed (including contingent liabilities and provisions), and related deferred income tax impacts. We have not completed the allocation of the purchase price for these acquisitions as we are still gathering and analyzing information about the related assets and liabilities, including fair values and the resulting income tax impact.

Provisional estimate of fair values of assets acquired and liabilities assumed for all business acquisitions by the Retail business unit

At acquisition date
Accounts receivable	31
Inventories	95
Other current assets	33
Property, plant and equipment	119
Intangibles	25
Goodwill	105
Other non-current assets	31
Accounts payable	(97)

Total consideration	342

Financial information related to our business acquisitions

2016 (a)
Sales from the date of acquisition	171
Estimated sales if acquisitions occurred at the beginning of the year	597

(a)	Net earnings (loss) and pro forma net earnings related to these acquisitions are $(2)-million and $41-million, respectively.

22.	COMMITMENTS

Operating Leases

Operating lease commitments consist primarily of leases for railcars and contractual commitments at distribution facilities in our Wholesale business unit, vehicles and application equipment in our Retail business unit, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement.

Future minimum lease payments for operating leases

	December 31,
	2016	2015
Less than one year	139	137
One to five years	283	250
More than five years	171	100

	593	487

AGRIUM ANNUAL REPORT 2016  |  111

Other Commitments (a)

	2017	2018	2019	2020	2021
Operating
Long-term debt – interest	219	219	185	183	183
Cost of product sold
Natural gas and other (b)(c)	312	26	16	16	13
Power, sulfuric acid and other (d)(e)	148	131	41	37	38
Purchase commitments	367	1	—	—	—
Derivative financial instruments
Foreign exchange	1	—	—	—	—
Natural gas	6	16	—	—	—
Other commitments	90	61	47	19	19

	1,143	454	289	255	253

Capital (f)
Long-term debt – principal repayments	100	—	500	—	—
Asset retirement obligations	9	11	14	21	7
Environmental remediation liabilities	41	15	13	12	10

	150	26	527	33	17

	1,293	480	816	288	270

(a)	Our post-employment benefits obligations are not included in this table. Refer to note 8 for additional information.
(b)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing NYMEX forward prices for U.S. facilities and AECO forward prices for Canadian facilities at December 31, 2016.
(c)	Commitments include our proportionate share of commitments of joint ventures. Profertil has long-term gas contracts denominated in U.S. dollars and expiring in 2017, which account for approximately 65 percent of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 33 percent of the gas under these contracts.
(d)	We have a power co-generation agreement for our Carseland facility that expires on December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.
(e)	Our phosphate rock supply agreement includes a minimum commitment to purchase 798,000 tonnes until 2018, with a potential to nominate additional volumes and extend to 2020. In 2016 we decided not to nominate any additional volumes past 2018. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. We entered into a freight contract to import phosphate rock extending to 2019, with a total commitment of $84-million at December 31, 2016.
(f)	Future capital expenditures for the Texas nitrogen expansion project not included above are approximately $70-million for pre-commissioning and commissioning costs.

23.	CONTINGENT LIABILITIES

From time to time, we become involved in legal or administrative proceedings related to our current and acquired businesses. Such proceedings expose us to possible losses, and we expect our involvement in such matters to continue in the normal conduct of our business. We will represent our interests vigorously in all of the proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. As a result, potential exists for adjustments to liabilities and material variance between actual costs and estimates.

Information on the amounts accrued for litigation, environmental remediation and asset retirement are disclosed in note 19. Our assessment of specific matters at the date of issuance of these financial statements is set out below.

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Environmental Contingencies

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management: we are assessing and investigating some sites and remediating or monitoring others. We have established a provision for our estimated liabilities (see note 19). However, new information, including changes in regulations or results of investigations, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation as well as cost-sharing arrangements with other parties involved.

For the matters described below, at the date of issuance of these financial statements, we determined that we could not make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued.

IDAHO PHOSPHATE MINING AND PROCESSING SITES

We are subject to investigations by U.S. federal and state agencies of existing and former phosphate mining and processing sites in Idaho. Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium, has been notified of potential violations of federal and state statutes. Nu-West is working co-operatively with federal and state agencies and, depending on the site, is in the investigation or risk assessment stage or has, for some sites, begun preliminary work under agreements with the agencies. Completion of investigations, risk assessments or preliminary work will enable Nu-West and the agencies to determine what, if any, remediation work will be required. During 2016, Nu-West completed substantial remedial construction and investigative fieldwork for certain of the Idaho sites. Remedial actions have not been determined for the sites. In 2015, Nu-West received a Notice of Intent advising that trustees for U.S. federal and state agencies will conduct a damage assessment at the Idaho phosphate mining and processing sites. Discussions with the trustees commenced in 2016 and the assessment may take many years to mature to a stage where the trustees assert a claim for damages.

MANITOBA MINING PROPERTIES

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly owned Canadian subsidiary of Agrium. Viridian has retained certain liabilities associated with the Fox Mine - a closed mineral processing site near Lynn Lake, Manitoba. Viridian is currently treating water draining from the site to meet provincial downstream water quality standards. Viridian has substantially completed the investigation phase of remediation and is currently in discussions with the Province of Manitoba regarding remedial alternatives selection. Concurrence and approval from the Province of a remedial design are expected within the next 12 - 36 months. For this matter, we have not disclosed information about the amount accrued for site remediation because disclosure of such information would seriously prejudice our position in discussions with the Province. There were no significant developments in 2016.

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24.	ACCOUNTING POLICIES, JUDGMENTS, ASSUMPTIONS AND ESTIMATES

We describe below significant accounting policies, without repeating or restating the actual text of the accounting standards, where disclosure would assist users in understanding how we reflect transactions and other events and conditions in our financial statements. In addition, IFRS requires us to describe (a) information about the assumptions and estimates we make in applying our accounting policies and (b) judgments we have made in the process of applying our accounting policies.

a) Accounting Policies and Underlying Assumptions and Estimates

In preparing financial statements, we make assumptions and estimates based on our historical experience, current trends and all available information we believe is relevant at the time we prepare the financial statements. However, we cannot determine future events and their effects with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. We have provided analysis of sensitivity to assumptions elsewhere in the notes to these financial statements in instances where it is relevant to understanding management’s assumptions about the future. Sensitivity analysis presents the impact of reasonably possible hypothetical changes to one assumption at December 31, 2016, while holding other assumptions constant. In practice, it is unlikely that the hypothetical change would occur in isolation as variables may have interdependencies. Accordingly, such analysis provides only an approximation of the sensitivity to the individual assumptions shown and may not be representative of the full impact on our financial position and results of operations.

Financial statement area	Accounting policy		Assumptions and estimation uncertainty

Revenue recognition (IAS 18)

We recognize revenue when we meet the requirements of IAS 18. For the sale of goods, risks and rewards of ownership pass to our customers based on the contractual terms of the arrangement. In most cases, the terms of the arrangement are such that risks and rewards transfer when product is:

We provide customer incentives, such as rebates, based on value or tonnage purchased. We make various estimates to recognize the impact of rebates and other incentives on revenue, including our ability to collect consideration for a sale, the impact of estimated customer product returns and some customer incentive programs, whether we are acting as an agent or principal in a sale, and whether a service is complete. We make estimates of returns and incentives based on historical and forecasted data, contractual terms and current conditions. Because of the nature of our sales of goods and services, any single estimate would have only a negligible impact on revenue recognition.

Because of the short-term nature of our contracts with customers, recognition of revenue does not result in significant estimation uncertainty.

	●	Picked up by our customer at our Retail farm centers or at a Wholesale manufacturing site or a distribution facility
	●	Delivered to the destination specified by our customer if we retain inventory risk during the delivery period
	●	Delivered to the vessel on which the product will be shipped, or
	●	Delivered to the destination port.

We recognize revenue for nutrient or crop protection application services and agronomic and precision agriculture services when the service is complete. We deduct provisions for returns, trade discounts and rebates from revenue.

Property, plant and equipment (IAS 16, IAS 23, IAS 36, IAS 37)

In our mining, milling and other manufacturing facilities, we capitalize components requiring replacement at regular intervals, major inspections and overhauls, spare parts used in connection with specific equipment and standby equipment. We capitalize such costs if they meet the asset recognition criteria of IAS 16 and the asset has an estimated useful life of greater than one year. We immediately write off remaining carrying value of components replaced. We depreciate each component over the lesser of its estimated useful life and the remaining period until the next replacement or major inspection or overhaul.

If the construction or preparation for use of property, plant or equipment extends over more than 12 months, we capitalize borrowing costs up to the date of completion as part of the cost of acquisition or construction.

We move an asset from the construction phase to the production phase and begin depreciation when the asset is available for use in the manner intended by management.

We present property, plant and equipment at cost net of accumulated depreciation and accumulated impairment losses.

We depreciate property, plant and equipment directly related to our nitrogen, phosphate and potash operations using the units of production method. We depreciate the rest of our property, plant and equipment using the straight-line method using the following estimated useful lives, which we reassess annually:

			Buildings and improvements Machinery and equipment Other	2 – 60 years 1 – 60 years 1 – 45 years

We make assumptions about the use of an asset based on the level of capital expenditures compared to construction cost estimates; completion of a reasonable period of testing of the asset; ability to produce product in saleable form within specifications; and ability to sustain ongoing production.

We depreciate potash-related assets over the shorter of estimates of reserves and service lives and nitrogen and phosphate plant assets based on their productive capacity.

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Financial statement area	Accounting policy	Assumptions and estimation uncertainty

Intangible assets other than goodwill (IAS 38)	We initially measure finite-lived intangible assets, such as customer relationships, at cost and amortize them over their estimated useful lives. Intangible assets with indefinite useful lives, such as certain brand names, are not amortized. We capitalize costs for internally generated intangible assets, such as development costs, when costs meet criteria for feasibility. We expense research and development expenditures that do not meet the capitalization criteria.	We amortize finite-lived intangible assets on a straight-line basis using the following estimated useful lives, which we reassess annually:
		Trade names Customer relationships Technology Other	5 – 10 years 7 – 10 years 3 – 7 years 5 – 20 years

Rebates (IAS 2)

Our vendors may offer us various incentives to purchase products for resale. We account for vendor rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as we sell inventory. We offset rebates based on sales volume to cost of product sold if we have earned the rebate based on sales volume of products.

We accrue rebates that are probable and that we can reasonably estimate. We accrue rebates that are not probable or estimable when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.

We participate in diverse vendor arrangements, some of which are highly complex. We record accruals for some vendor rebates by estimating the point at which we will have completed our performance under an agreement. To determine this, we analyze and review historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Estimated amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

Inventories (IAS 2)	We measure inventories at the lower of cost on a weighted average basis and net realizable value.	We calculate the net realizable value of inventories based on estimates and assumptions about a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices, stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

Provisions (IAS 37)

Our most significant provisions relate to asset retirement of our nitrogen and phosphate manufacturing facilities at our Idaho phosphate mining and processing sites, environmental remediation at our Idaho phosphate mining and processing sites, and Manitoba mining properties.

We discount a provision to its present value using a pre-tax, risk-free discount rate. We do not recognize contingent liabilities (obligations that we cannot measure with sufficient reliability or obligations for which it is not probable that an outflow of resources will be required to settle the obligation). We have described policy choices applying to provisions and contingent liabilities in notes 19 and 23.

Estimating the ultimate settlement of provisions requires us to make complex and interrelated assumptions based on experience with similar matters, past history, precedents, evidence and facts specific to each matter.

Share-based compensation (IFRS 2)	We recognize share-based payment transactions when we obtain services from an employee. With the exception of stock options, we expect to settle our share-based compensation plans in cash. These cash-settled awards are measured at the fair value of the liability and we remeasure liabilities at the end of each reporting period and at the date of settlement. We have described our policy choices applying to our plans in note 9.	In valuing our share-based payment transactions and liabilities, we make assumptions about the future volatility of our share price, expected dividend yield, future employee turnover rates, future employee stock option exercise behavior and corporate performance. Such estimates and assumptions are inherently uncertain.

Leases (IAS 17, IFRIC 4)	An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use an asset, even if not explicitly stated.	Leasing arrangements primarily relate to railcars and other rolling stock, which we have classified as operating leases as we do not have substantially all the risks and rewards of ownership of the leased assets.

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Financial statement area	Accounting policy	Assumptions and estimation uncertainty

Income taxes (IAS 12)

The largest components of our deferred income tax balances relate to asset retirement and environmental remediation provisions and property, plant and equipment.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

We recognize a tax benefit or liability for an uncertain tax position when our best estimate is that the position is more likely than not to be sustained on examination, based on a qualitative assessment of all relevant factors.

We make assumptions to estimate the exposures associated with our various filing positions. We recognize a provision when it becomes probable that we will incur additional tax liabilities for such exposures. Changes in tax law, the level and geographic mix of earnings and the results of tax audits also affect our effective income tax rate.

Determining tax provisions requires that we make assumptions about the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

Employee future benefits (IAS 19)	The funding of our employee future benefit liabilities is roughly evenly split between defined benefit pension plans and unfunded medical plans. Expenses for employee future benefits primarily consist of annual costs for unfunded defined contribution pension plans. For defined benefit pension plans, we recognize a defined benefit obligation, based on actuarial assumptions, net of the fair value of plan assets.	We use actuarial assumptions to determine the obligations for employee future benefits at each reporting period. These assumptions include the discount rate, expected long-term rate of return on assets, rate of increase in compensation levels, mortality rates, and health care cost trend rates. We have provided detailed information on the assumptions used in note 8.

Impairment of goodwill and indefinite-lived intangible assets (IAS 36)	In completing our goodwill impairment testing, we selected FVLCD methodology. For some impairment calculations, we may use an income approach with a discounted cash flow technique. For other calculations, we may use a market approach based on prices and other information generated by market transactions. We deduct the incremental cost of disposing of the asset in determining FVLCD. We do not calculate value in use if there is no impairment under FVLCD.	Refer to note 14 for significant assumptions and estimates.

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b)	Accounting Policy Choices Requiring Judgments That Have the Most Significant Effect on the Amounts Recognized in the Financial Statements

We consider judgments made in recording impairment of property, plant and equipment, goodwill and indefinite-lived intangible assets, foreign currency and provisions to be critical accounting estimates that require our most difficult, subjective and complex assumptions.

Financial statement area	Accounting policy judgment	Judgment factors

Long-lived assets (IAS 16, IAS 36, IAS 38)

For property, plant and equipment and finite-lived intangible assets, we review for indicators of impairment at each reporting period. We perform this review at the CGU level. A CGU may be a single asset or a group of assets if we cannot identify independent cash flows from an asset. If indicators of impairment of a CGU exist, we will calculate its recoverable amount.

We perform an impairment test of goodwill and indefinite-lived intangibles in the fourth quarter annually or earlier if indicators of impairment exist. We allocate goodwill to CGU groups based on the level at which goodwill is monitored internally by management. This level does not exceed the level of our operating segments before aggregation.

We determine CGUs based on geographic regions, economic and commercial influences, product lines, extent of shared infrastructure and interdependence of cash flows. We grouped (a) Wholesale assets by product lines because of differing production processes and inputs for each nutrient and (b) Retail assets by geographic regions based on customers, products and distribution methods.

We have allocated substantially all of the carrying amount of goodwill to two groups of CGUs within the Retail business unit: Retail - North America and Retail – Australia.

Foreign currency (IAS 21)	The U.S. dollar is the presentation currency of our consolidated financial statements. The functional currency of our operations is generally the local currency. The majority of our operations use the U.S. or Canadian dollar as the functional currency. We also make judgments about whether an entity may have multiple branches with different functional currencies.	In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

Provisions (IAS 37)	We distinguish between provisions and contingent liabilities based on the probability of an outflow of resources embodying economic benefits and the availability of information to make a sufficiently reliable estimate. We make judgments as to whether an obligation exists and whether an outflow of resources embodying economic benefits for a liability of uncertain timing or amount is probable, not probable, or remote. These judgments determine whether we recognize or disclose an amount in the financial statements.	Our provisions are measured based on our best estimate of the amount and timing of expected future cash outflows to settle the obligation. We consider all available information relevant to each specific matter. In 2016, we continued to review our litigation, asset retirement and environmental remediation provisions.

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c)	Recent Accounting Pronouncements

The IASB has issued the following accounting pronouncements, which we have either adopted or will adopt in the future, and which could have a material impact.

New or amended	Standard/ interpretation	Description	Agrium’s date and method of adoption	Impact

New	IFRS 15	Revenue from Contracts with Customers establishes a new model for revenue earned from a contract with a customer. The standard provides specific guidance on identifying separate performance obligations in the contract and allocating the transaction price to the separate performance obligations.	Agrium expects to adopt beginning January 1, 2018.	We completed the first stage of our planned review of our contracts with customers. We expect this standard will impact the timing of recognition of certain revenues. Our preliminary conclusion is that the impact will not be material as the majority of our contracts with customers are short term.

New	IFRS 16	Leases applies a single model for all recognized leases, which would require recognition of lease-related assets and liabilities and the related interest and depreciation expense in the financial statements.	Agrium expects to adopt beginning January 1, 2019.	Similar to IFRS 15, we have completed the first stage of our planned review of our contracts that may contain a lease provision. We expect that adoption will result in a material increase in our assets, liabilities and EBITDA. However, we are not able, at this time, to estimate the impact. Once we complete further phases of our review, we will estimate and quantify the impact on our financial statements.

Amended	Various	● IAS 7 Statement of Cash Flows ● IAS 12 Income Taxes ● IFRS 2 Share-based Payment	Agrium expects to adopt IAS 7 and IAS 12 amendments beginning January 1, 2017 and IFRS 2 amendments beginning January 1, 2018.

Reconciliation between the opening and closing balances for liabilities from financing activities will be disclosed upon adoption of IAS 7 amendments.

We do not expect amendments in IAS 12 and IFRS 2 to have an impact.

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